Exhibit 99.1

EHang Reports Second Quarter 2024 Unaudited Financial Results

•	Quarterly Revenues Up 919.6% YoY, Highest Growth Rate in Company History

•	Achieved Quarterly Adjusted Net Income[3] (non-GAAP)

•	Maintained Positive Operating Cash Flow for the Third Consecutive Quarter

•	Strengthened Liquidity Position with US$76.2 Million Raised Year-to-Date through an At-the-Market Equity Offering, Which Will Not Continue for Remainder of 2024

•	Secured EH216-S Production Certificate from CAAC for a Steady Production Ramp-Up

•	Sizeable New Orders in China (Shanxi, Zhejiang and Hong Kong)

•	Pilotless eVTOL Air Operator Certificate Applications Accepted by CAAC

•	Partnered with China Southern Airlines General Aviation for Collaborative eVTOL Operation

•	Strategic Collaboration with MLG and ADIO in UAE, Debut Flights in UAE and Saudi Arabia

•	Partnered with GBT to Develop Ultra-Fast/eXtreme Fast Charging Battery Solutions

Guangzhou, China, August 22, 2024 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Financial and Operational Highlights for the Second Quarter 2024

•

Sales and deliveries of EH216 series products[1] were 49 units, the highest quarterly delivery volume in the Company’s history, compared with 5 units in the second quarter of 2023, and 26 units in the first quarter of 2024.

•

Total revenues reached a record high of RMB102.0 million (US$14.0 million), representing an increase of 919.6% from RMB10.0 million in the second quarter of 2023, and an increase of 65.3% from RMB61.7 million in the first quarter of 2024.

•	Gross margin was 62.4%, representing a 2.2 percentage points increase from 60.2% in the second quarter of 2023, and a 0.5 percentage points increase from 61.9% in the first quarter of 2024.

•

Operating loss was RMB77.4 million (US$10.7 million), representing a slight increase of 2.8% from RMB75.3 million in the second quarter of 2023 and an increase of 17.6% from RMB65.8 million in the first quarter of 2024.

•

Adjusted operating loss[2] (non-GAAP) was RMB4.7 million (US$0.6 million), representing a 90.9% improvement from RMB51.3 million in the second quarter of 2023, and a 62.9% improvement from RMB12.6 million in the first quarter of 2024.

•

Net loss was RMB71.6 million (US$9.9 million), representing a 5.4% improvement from RMB75.7 million in the second quarter of 2023, and a 13.0% increase from RMB63.4 million in the first quarter of 2024.

[1]	The EH216 series products include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting, and EH216-L model for aerial logistics.
[2]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

•

Adjusted net income[3] (non-GAAP) was RMB1.2 million (US$0.2 million), compared with adjusted net loss of RMB51.8 million in the second quarter of 2023, and adjusted net loss of RMB10.1 million in the first quarter of 2024.

•	Cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments balances were RMB988.2 million (US$136.0 million) as of June 30, 2024.

•	Positive cash flow from operations continued in the second quarter of 2024. This was the third consecutive quarter that the Company generated positive cash flow from operations.

•

Gross proceeds raised through the at-the-market equity offering[4] was RMB554.1 million (US$76.2 million) as of the date of this press release. The proceeds from the offering bolstered the Company’s liquidity position for driving its next stage of development and growth strategy in the global UAM industry. With the bolstered liquidity position, the Company will not continue selling ADSs under its at-the-market program for the remainder of 2024. The proceeds already raised will be used for the Company’s research and development of next-generation technologies and products, team and production expansion, new headquarters, commercial operations, other working capital needs and general corporate purposes.

Business Highlights for the Second Quarter 2024 and Recent Developments

•	Secured EH216-S Production Certificate from CAAC and Production Ramping Up Steadily

In April 2024, EHang obtained the world’s first-of-its-kind Production Certificate (“PC”) issued by the Civil Aviation Administration of China (“CAAC”) for the Company’s self-developed EH216-S passenger-carrying pilotless electric vertical takeoff and landing (“eVTOL”) aircraft. CAAC issued the PC to EHang following its approval of the Type Certificate (“TC”) and the Standard Airworthiness Certificate (“AC”) for the EH216-S. The PC allows EHang to mass produce the EH216-S at its production facility in Yunfu, Guangdong province, China. Leveraging its reliable production capabilities and quality management system, EHang is steadily increasing production to meet the demands of its expanding order book and customer delivery requirements.

•	Secured RMB113 Million Order for 50 Units of EH216-S and Purchase Plan for Additional 450 Units in Shanxi, North China, and Delivered 10 Units

In May 2024, EHang signed a memorandum of understanding (“MoU”) with Taiyuan Xishan Ecological Tourism Investment Construction Co., Ltd. (“Xishan Tourism”) to co-develop a low-altitude economy industrial park in Taiyuan City, Shanxi Province, China. The Company has received a purchase order and full payment of RMB113 million (US$15.5 million) for 50 units of EH216-S and has signed a purchase plan and distribution agreement with a subsidiary of Xishan Tourism for an additional 450 units of EH216-S in the next two years. The products are planned to be deployed for aerial tourism, passenger transportation, and other low-altitude use cases to facilitate adoption and operations of pilotless eVTOL aircraft in North China. EHang has delivered the first batch of 10 units to Xishan Tourism in the second quarter of 2024, and completed passenger-carrying flights for aerial sightseeing at the Paddy Field Park in Taiyuan in July 2024.

[3]

Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and certain non-operational expenses. Net loss was RMB71.6 million (US$9.9 million) in the second quarter of 2024. See “Non-GAAP Financial Measures” below.

[4]

In April 2024, the Company entered into an At Market Issuance Sales Agreement with China Renaissance Securities (Hong Kong) Limited (the “sales agent”) relating to the sale of ADSs for an aggregate offering price of up to US$100 million from time to time through or to the sales agent, as agent or principal. The ADSs to be sold are registered under the Registration Statement on Form F-3 (File No. 333-278830) filed with the U.S. Securities and Exchange Commission on April 19, 2024.

•	Secured Order for 30 Units of EH216-S and Purchase Plan for Additional 270 Units in Zhejiang, East China, and Delivered 27 Units

In June 2024, EHang signed a cooperation agreement with the government of Wencheng County, Wenzhou City, Zhejiang Province, China, to jointly develop UAM and supporting public service ecosystem for the low-altitude economy. As part of this cooperation, Wencheng County Transportation Development Group Co., Ltd. signed a purchase agreement with EHang, and made full payment for 30 units of EH216-S, which will be used to provide aerial sightseeing flight services at local natural landscape. Meanwhile, it also signed a purchase plan and distribution agreement with prepayment for additional 270 units by the end of 2026, with the goal of expanding its business across Zhejiang province. In the second quarter of 2024, 27 units were delivered to the customer, and passenger-carrying flights were carried out for aerial sightseeing tours over the renowned Tianding Lake at the Baizhangji Fall and Feiyun Lake Scenic Resort in Wencheng.

•	Partnered with KC Smart Mobility with Purchase Plan for 30 Units of EH216-S to Advance Sale and Tourism and Travel Operations in Hong Kong, Macau and Hubei Province in China

In July 2024, EHang signed a purchase and operations cooperation agreement with KC Smart Mobility Company Limited (“KC Smart Mobility”), a subsidiary of Kwoon Chung Bus Holdings Limited (“KCBH”) (0306.HK), Hong Kong’s largest non-franchised bus operator, providing passenger transport services between mainland China and Hong Kong, as well as local transport and tourism services in Hong Kong and other locations. KC Smart Mobility plans to purchase a total of 30 units of EH216-S from EHang for tourism and travel operations in Hong Kong, Macau, as well as the cities of Xiangyang and Shiyan in China’s Hubei Province by the end of 2026. Previously, as part of the 30 units purchase plan, the first order of five units has been placed and delivered to Hubei for aerial sightseeing uses in the first quarter of 2024.

•	Pilotless eVTOL Air Operator Certificate Applications Accepted by CAAC

In July 2024, CAAC formally accepted the Air Operator Certificate (“AOC” or “OC”) applications submitted separately by Guangdong EHang General Aviation Co., Ltd. (“EHang General Aviation”), EHang’s wholly-owned subsidiary specializing in UAM operation services, and Hefei Heyi Aviation Co., Ltd. (“Heyi Aviation”), a joint venture company formed by EHang General Aviation in Hefei. As the world’s first OC project for pilotless passenger-carrying eVTOL aircraft, it is paving the way for creating the world’s first commercial operation standard, laying a solid foundation for EH216-S commercial operations in China. Currently, the CAAC review team has completed the review of the required application documents, and next will conduct operational site review in Hefei. The Company anticipates the first OC to be obtained within this year. In addition, EHang is supporting its customers and partners in Guangzhou, Shenzhen, Taiyuan, and Wuxi to actively prepare for their own OC applications, so as to accelerate the launching of EH216-S commercial operations and low-altitude economy demonstration projects in more cities across China.

•	Formed Strategic Partnership with China Southern Airlines General Aviation for Collaborative eVTOL Operations

In June 2024, EHang signed a strategic MoU with China Southern Airlines General Aviation Company Limited, a Chinese leading general aviation service provider and a strategic emerging business unit of China Southern Airlines Company Limited. The partnership will center on flight operations, comprehensive support, and other aspects of EHang’s pilotless eVTOLs to jointly cultivate innovative solutions for low-altitude economy. The two parties plan to establish EH216-S operation demonstration sites for low-altitude tourism at the Zhuhai Jiuzhou Airport and the Zhuhai Chimelong Ocean Kingdom, among other popular tourist destinations in Zhuhai, with the aim to launch routine low-altitude flight services and experiential activities.

•	Expansion in Middle East Market: Strategic Collaboration with MLG and ADIO in UAE, Debut Flights in UAE and Saudi Arabia

In April 2024, EHang signed a trilateral agreement with Multi Level Group (“MLG”), a leading fintech Company in the Middle East and North Africa (“MENA”) region, and the Abu Dhabi Investment Office (“ADIO”) to drive autonomous eVTOL development in the UAE and beyond.

In May 2024, EHang successfully completed the first passenger-carrying autonomous eVTOL flight in Abu Dhabi with its EH216-S, as well as debut flights with the EH216-F high-rise firefighting model and the EH216-L aerial logistics model, following its initial delivery of the 5 units of EH216 series eVTOL products to Wings Logistics Hub, the passenger eVTOLs (smart mobility) and logistics tech subsidiary of Technology Holding Company, being the technology arm of EIH Ethmar International Holding in the first quarter of 2024.

In June 2024, EH216-S further completed its first autonomous air taxi flight in Mecca, Saudi Arabia. Partnering with EHang’s customer Front End Limited Company (“Front End”), a Saudi-based enterprise specializing in advanced solutions for various industries, this flight highlighted the transformative potential of pilotless eVTOL aircraft for the region’s transportation system.

•	Formed Strategic Partnership with GBT to Jointly Develop World’s First Ultra-Fast/eXtreme Fast Charging Battery Solutions for EHang’s eVTOL Products

In April 2024, EHang established a strategic partnership with Guangzhou Greater Bay Technology Co., Ltd. (“GBT”), a Chinese leading ultra-fast charging battery provider incubated by Guangzhou Automobile Group, for the research and development of the world’s first Ultra-Fast Charging (“UFC”)/eXtreme Fast Charging (“XFC”) battery solutions for EHang’s eVTOL products. EHang and GBT will jointly develop eVTOL power cells, batteries, packs, charging piles and energy storage systems that meet the airworthiness standards of the CAAC as well as the “4H” standards (i.e., high energy density, high cycle life, high instantaneous charge-discharge rate, and high safety), and further develop fast-charging piles, stations and other infrastructures to establish an ecosystem for future commercial operations.

Management Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “We are excited to report another quarter of robust growth in both operational and financial metrics. The obtainment of three certifications for the EH216-S enables us to expedite our production and deliveries, which, together with enhanced government initiatives for advancing the low-altitude economy, have led to a substantial increase in demands and orders from various domestic and international customers that include governments and tourism operators. As a result, we delivered a record 49 units of EH216-S during the quarter, driving exceptional revenue growth as well as inked hundreds-of-units purchase orders and pre-orders for EH216-S in China. Moreover, our global expansion was also gaining momentum with the extension of our partnership network in the Middle East and the successful debut flights of our pilotless eVTOLs in the UAE and Saudi Arabia in the second quarter.

With an integrated business strategy of sales and operations, we also made great progress in fast-tracking UAM commercial operation preparations for our customers after sales in terms of personnel training, infrastructure development, operation standard and certification. The CAAC has formally accepted the OC applications submitted by EHang General Aviation and Heyi Aviation. Besides, our customers and partners in Guangzhou, Shenzhen, Taiyuan, and Wuxi are also actively preparing for OC applications, with goals for accelerating the launch of commercial EH216-S operations and low-altitude economy demonstration projects across local cities.

We are committed to launching commercial operations of EH216-S in the near future, which will usher in a new phase of growth focused on intra-city mobility. At the same time, we will meet diversified UAM demand through ongoing research, development and testing of advanced technologies, upgraded components and new models, such as our lift-and-cruise eVTOL designed for inter-city mobility. We will leverage our cutting-edge eVTOL technologies and strong low-altitude industry leadership to provide secure, and low-carbon autonomous arial vehicles to more customers globally.”

Mr. Conor Yang, EHang’s Chief Financial Officer, stated, “Thanks to our industry-leading eVTOL products, certifications and supportive government policies, we continued delivering excellent financial results and beat our guidance again. Notably, our second-quarter revenue surged 919.6% year-over-year to RMB102.0 million, demonstrating strong demand for our advanced EH216-S pilotless eVTOL vehicles and robust growth potentials.

We are thrilled that we achieved adjusted net income3 in the second quarter, and maintained positive operating cash flow for the third consecutive quarter, adding strength to our financial condition. In addition, our cash position continues to strengthen as the Company has raised RMB554.1 million (US$76.2 million) through the at-the-market equity offering, so we will not continue selling ADSs under the at-the-market program for the remainder of 2024. We are confident that our capital and strategic preparation for commercial operations along with our core strengths position us well for sustaining this upward momentum and continuing our expansion.”

Financial Results for the Second Quarter 2024

Revenues

Total revenues were RMB102.0 million (US$14.0 million), representing an increase of 919.6% from RMB10.0 million in the second quarter of 2023, and an increase of 65.3% from RMB61.7 million in the first quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB38.4 million (US$5.3million), compared with RMB4.0 million in the second quarter of 2023 and RMB23.5 million in the first quarter of 2024. The year-over-year and quarter-over-quarter increases were in line with the increase in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB63.7 million (US$8.7 million), representing an increase of 957.3% from RMB6.0 million in the second quarter of 2023, and an increase of 66.7% from RMB38.2 million in the first quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Gross margin was 62.4%, representing a 2.2 percentage points increase from 60.2% in the second quarter of 2023, and a 0.5 percentage points increase from 61.9% in the first quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly due to changes in revenue mix.

Operating expenses

Total operating expenses were RMB143.3 million (US$19.7 million), compared with RMB82.0 million in the second quarter of 2023, and RMB107.7 million in the first quarter of 2024.

•

Sales and marketing expenses were RMB27.3 million (US$3.7 million), compared with RMB13.5 million in the second quarter of 2023, and RMB20.2 million in the first quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly attributable to increased sales-related compensation and expansion of sales channels as well as higher share-based compensation expenses due to modification of outstanding share-based awards.

•

General and administrative expenses were RMB54.2 million (US$7.5 million), compared with RMB31.1 million in the second quarter of 2023, and RMB49.7 million in the first quarter of 2024. The year-over-year increase was mainly attributable to higher share-based compensation expenses due to modification of outstanding share-based awards and offset by the lower expected credit loss expenses due to the improving credit controls in 2024. The quarter-over-quarter increase was mainly attributable to higher share-based compensation expenses.

•

Research and development expenses were RMB61.8 million (US$8.5 million), compared with RMB37.4 million in the second quarter of 2023, and RMB37.8 million in the first quarter of 2024. The year-over-year increase and quarter-over-quarter increases were mainly attributable to higher share-based compensation expenses due to modification of outstanding share-based awards and increased expenditures on different models of eVTOL aircraft.

Adjusted operating expenses5 (non-GAAP)

Adjusted operating expenses were RMB70.6 million (US$9.7 million), representing an increase of 21.6% from RMB58.0 million in the second quarter of 2023, and an increase of 29.6% from RMB54.5 million in the first quarter of 2024. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses were RMB15.6 million (US$2.1 million), RMB22.4 million (US$3.1 million) and RMB32.6 million (US$4.5 million) in the second quarter of 2024, respectively.

Operating loss

Operating loss was RMB77.4 million (US$10.7 million), representing an increase of 2.8% from RMB75.3 million in the second quarter of 2023, and an increase of 17.6% from RMB65.8 million in the first quarter of 2024.

Adjusted operating loss6 (non-GAAP)

Adjusted operating loss was RMB4.7 million (US$0.6 million), representing an improvement of 90.9% from RMB51.3 million in the second quarter of 2023, and an improvement of 62.9% from RMB12.6 million in the first quarter of 2024.

Net loss

Net loss was RMB71.6 million (US$9.9 million), representing an improvement of 5.4% from RMB75.7 million in the second quarter of 2023, and an increase of 13.0% from RMB63.4 million in the first quarter of 2024.

Adjusted net income (loss)7 (non-GAAP)

Adjusted net income was RMB1.2 million (US$0.2 million), compared with adjusted net loss of RMB51.8 million in the second quarter of 2023, and adjusted net loss of RMB10.1 million in the first quarter of 2024.

Adjusted net income attributable to EHang’s ordinary shareholders was RMB1.2 million (US$0.2 million). Adjusted net loss attributable to EHang’s ordinary shareholders in the second quarter of 2023 was RMB51.6 million, and RMB10.0 million in the first quarter of 2024.

[5]	Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[6]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[7]

Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

Earnings (loss) per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.54 (US$0.07). Adjusted basic and diluted net earnings per ordinary share8 (non-GAAP) were both RMB0.01 (US$0.001).

Basic and diluted net loss per ADS were both RMB1.08 (US$0.14). Adjusted basic and diluted net earnings per ADS9 (non-GAAP) were both RMB0.02 (US$0.002).

Balance Sheets

Cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments balances were RMB988.2 million (US$136.0 million) as of June 30, 2024.

Business Outlook

For the third quarter of 2024, the Company expects the total revenues to be around RMB123 million, representing an increase of approximately 329.8% year-over-year and 20.6% quarter-over-quarter.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary views regarding its business situation and market conditions, which are subject to change.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Thursday, August 22, 2024, U.S. Eastern Time (8:00 PM on Thursday, August 22, 2024, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI8300d14a79504787971960179ac911c3

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang Holdings Limited (Nasdaq: EH) (“EHang”) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s EH216-S has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for passenger-carrying pilotless eVTOL aircraft issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

[8]

Adjusted basic and diluted net earnings (loss) per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[9]

Adjusted basic and diluted net earnings (loss) per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating loss, adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted earnings (loss) per ordinary share and adjusted basic and diluted earnings (loss) per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as amortization of debt discounts, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	228,250	623,436	85,788
Short-term deposits	14,397	129,911	17,876
Short-term investments	57,494	203,584	28,014
Restricted short-term deposits	33,942	31,283	4,305
Notes receivable	—	33,900	4,665
Accounts receivable, net[10]	34,786	15,166	2,087
Inventories	59,488	71,175	9,794
Prepayments and other current assets	24,691	21,556	2,967

Total current assets	453,048	1,130,011	155,496

Non-current assets:
Property and equipment, net	44,623	41,989	5,778
Operating lease right-of-use assets, net	74,528	120,783	16,620
Intangible assets, net	2,426	2,382	328
Long-term loans receivable	4,215	—	—
Long-term investments	18,369	17,457	2,402
Other non-current assets	1,436	2,063	284

Total non-current assets	145,597	184,674	25,412

Total assets	598,645	1,314,685	180,908

[10]	As of December 31, 2023 and June 30, 2024, amount due from a related party of RMB1,700 and RMB1,700 (US$234) are included in accounts receivable, net, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	69,798	69,435	9,555
Short-term debt	—	90,000	12,384
Accounts payable	35,101	73,965	10,178
Contract liabilities[11]	37,169	138,553	19,066
Current portion of long-term bank loans	3,538	4,000	550
Mandatorily redeemable non-controlling interests	—	40,000	5,504
Accrued expenses and other liabilities	94,149	103,246	14,208
Current portion of lease liabilities	5,595	10,265	1,413
Deferred income	1,549	1,559	215
Deferred government subsidies	3,147	805	111
Income taxes payable	29	1	—

Total current liabilities	250,075	531,829	73,184

Non-current liabilities:
Long-term bank loans	9,308	14,000	1,926
Mandatorily redeemable non-controlling interests	40,000	—	—
Deferred tax liabilities	292	292	40
Unrecognized tax benefit	5,480	5,480	754
Lease liabilities	75,308	119,094	16,388
Deferred income	1,486	718	99
Other non-current liabilities	2,477	3,910	538

Total non-current liabilities	134,351	143,494	19,745

Total liabilities	384,426	675,323	92,929

Shareholders’ equity:
Ordinary shares	80	85	12
Additional paid-in capital	1,951,936	2,508,530	345,185
Statutory reserves	1,239	1,239	170
Accumulated deficit	(1,754,542)	(1,889,404)	(259,991)
Accumulated other comprehensive income	15,079	18,646	2,566

Total EHang Holdings Limited shareholders’ equity	213,792	639,096	87,942
Non-controlling interests	427	266	37

Total shareholders’ equity	214,219	639,362	87,979

Total liabilities and shareholders’ equity	598,645	1,314,685	180,908

[11]	As of December 31, 2023 and June 30, 2024, amount due to a related party of RMB2,000 and RMB2,000 (US$275) are included in contract liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	10,006	61,727	102,019	14,038	32,207	163,746	22,532
Costs of revenues	(3,986)	(23,536)	(38,367)	(5,279)	(11,993)	(61,903)	(8,518)

Gross profit	6,020	38,191	63,652	8,759	20,214	101,843	14,014
Operating expenses:
Sales and marketing expenses	(13,526)	(20,224)	(27,321)	(3,759)	(26,000)	(47,545)	(6,542)
General and administrative expenses	(31,061)	(49,676)	(54,235)	(7,463)	(56,057)	(103,911)	(14,299)
Research and development expenses	(37,414)	(37,836)	(61,800)	(8,504)	(91,489)	(99,636)	(13,710)

Total operating expenses	(82,001)	(107,736)	(143,356)	(19,726)	(173,546)	(251,092)	(34,551)
Other operating income	676	3,707	2,261	311	2,281	5,968	821

Operating loss	(75,305)	(65,838)	(77,443)	(10,656)	(151,051)	(143,281)	(19,716)
Other income (expense):
Interest and investment income	966	2,864	6,763	931	1,949	9,627	1,325
Interest expenses	(816)	(859)	(799)	(110)	(1,530)	(1,658)	(228)
Amortization of debt discounts	—	—	—	—	(12,023)	—	—
Foreign exchange loss	(1,028)	(245)	(483)	(66)	(1,124)	(728)	(100)
Other non-operating income, net	2,075	1,037	911	125	2,726	1,948	268

Total other income (expense)	1,197	2,797	6,392	880	(10,002)	9,189	1,265
Loss before income tax and loss from equity method investment	(74,108)	(63,041)	(71,051)	(9,776)	(161,053)	(134,092)	(18,451)

Income tax expenses	(13)	(1)	(18)	(2)	(14)	(19)	(3)

Loss before loss from equity method investment	(74,121)	(63,042)	(71,069)	(9,778)	(161,067)	(134,111)	(18,454)
Loss from equity method investment	(1,607)	(347)	(565)	(78)	(1,697)	(912)	(125)

Net loss	(75,728)	(63,389)	(71,634)	(9,856)	(162,764)	(135,023)	(18,579)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(75,728)	(63,389)	(71,634)	(9,856)	(162,764)	(135,023)	(18,579)
Net loss attributable to non-controlling interests	165	64	97	13	376	161	22

Net loss attributable to ordinary shareholders	(75,563)	(63,325)	(71,537)	(9,843)	(162,388)	(134,862)	(18,557)
Net loss per ordinary share:
Basic and diluted	(0.63)	(0.50)	(0.54)	(0.07)	(1.37)	(1.04)	(0.14)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	120,159	126,704	131,537	131,537	118,286	129,120	129,120
Diluted	120,159	126,704	131,537	131,537	118,286	129,120	129,120
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.26)	(1.00)	(1.08)	(0.14)	(2.74)	(2.08)	(0.28)
Other comprehensive income
Foreign currency translation adjustments net of nil tax	4,968	751	2,816	387	4,246	3,567	491

Total other comprehensive income, net of tax	4,968	751	2,816	387	4,246	3,567	491
Comprehensive loss	(70,760)	(62,638)	(68,818)	(9,469)	(158,518)	(131,456)	(18,088)
Comprehensive loss attributable to non-controlling interests	165	64	97	13	376	161	22

Comprehensive loss attributable to ordinary shareholders	(70,595)	(62,574)	(68,721)	(9,456)	(158,142)	(131,295)	(18,066)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	6,020	38,191	63,652	8,759	20,214	101,843	14,014
Plus: Share-based compensation	—	—	—	—	—	—	—

Adjusted gross profit	6,020	38,191	63,652	8,759	20,214	101,843	14,014

Sales and marketing expenses	(13,526)	(20,224)	(27,321)	(3,759)	(26,000)	(47,545)	(6,542)
Plus: Share-based compensation	4,656	8,817	11,725	1,613	9,607	20,542	2,827

Adjusted sales and marketing expenses	(8,870)	(11,407)	(15,596)	(2,146)	(16,393)	(27,003)	(3,715)

General and administrative expenses	(31,061)	(49,676)	(54,235)	(7,463)	(56,057)	(103,911)	(14,299)
Plus: Share-based compensation	10,693	29,521	31,848	4,382	19,857	61,369	8,445

Adjusted general and administrative expenses	(20,368)	(20,155)	(22,387)	(3,081)	(36,200)	(42,542)	(5,854)

Research and development expenses	(37,414)	(37,836)	(61,800)	(8,504)	(91,489)	(99,636)	(13,710)
Plus: Share-based compensation	8,607	14,948	29,211	4,020	35,931	44,159	6,076

Adjusted research and development expenses	(28,807)	(22,888)	(32,589)	(4,484)	(55,558)	(55,477)	(7,634)

Operating expenses	(82,001)	(107,736)	(143,356)	(19,726)	(173,546)	(251,092)	(34,551)
Plus: Share-based compensation	23,956	53,286	72,784	10,015	65,395	126,070	17,348

Adjusted operating expenses	(58,045)	(54,450)	(70,572)	(9,711)	(108,151)	(125,022)	(17,203)

Operating loss	(75,305)	(65,838)	(77,443)	(10,656)	(151,051)	(143,281)	(19,716)
Plus: Share-based compensation	23,956	53,286	72,784	10,015	65,395	126,070	17,348

Adjusted operating loss	(51,349)	(12,552)	(4,659)	(641)	(85,656)	(17,211)	(2,368)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(75,728)	(63,389)	(71,634)	(9,856)	(162,764)	(135,023)	(18,579)
Plus: Share-based compensation	23,956	53,286	72,784	10,015	65,395	126,070	17,348
Plus: Amortization of debt discounts	—	—	—	—	12,023	—	—

Adjusted net (loss) income	(51,772)	(10,103)	1,150	159	(85,346)	(8,953)	(1,231)

Net loss attributable to ordinary shareholders	(75,563)	(63,325)	(71,537)	(9,843)	(162,388)	(134,862)	(18,557)
Plus: Share-based compensation	23,956	53,286	72,784	10,015	65,395	126,070	17,348
Plus: Amortization of debt discounts	—	—	—	—	12,023	—	—

Adjusted net (loss) income attributable to ordinary shareholders	(51,607)	(10,039)	1,247	172	(84,970)	(8,792)	(1,209)

Shares used in net earnings (loss) per ordinary share computation (in thousands of shares):
Basic	120,159	126,704	131,537	131,537	118,286	129,120	129,120
Diluted	120,159	126,704	134,037	134,037	118,286	129,120	129,120
Adjusted basic and diluted net earnings (loss) per ordinary share	(0.43)	(0.08)	0.01	0.001	(0.72)	(0.07)	(0.01)
Adjusted basic and diluted net earnings (loss) per ADS	(0.86)	(0.16)	0.02	0.002	(1.44)	(0.14)	(0.02)